UNITED STATES OF AMERICA
       BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.

____________________________________

In the Matter of
National Fuel Gas Company                    Certificate
File No. 70-7049                             Pursuant to
         70-8109                             Rule 24
____________________________________


     This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions referred to below have been carried out in accordance with the terms and conditions of and for the purposes represented by the Declarations of National Fuel Gas Company ("National"), as amended, in the above files, and the Orders dated January 16, 1985 (File No. 70-7049) and March 5, 1993 (File No. 70-8109), of the Securities and Exchange Commission with respect thereto.

     On September 19, 1996, National's Board of Directors authorized the Chairman and Chief Executive Officer (B. J. Kennedy) to amend the National Fuel Gas Company 1984 Stock Plan and the National Fuel Gas Company 1993 Award and Option Plan (collectively, the "Plans") in connection with recent amendments to Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934. These amendments were accomplished by documents executed by Mr. Kennedy on or about December 11, 1996, effective September 19, 1996, and do not increase the aggregate number of shares which might be issued under the Plans. Copies of the amendments are attached as Exhibits A-1 and A-2.

     IN WITNESS WHEREOF, National has caused this
Certificate to be executed this 10th day of January, 1997.

                              NATIONAL FUEL GAS COMPANY


                              By:  /s/ Anna Marie Cellino
                                   Anna Marie Cellino
                                   Secretary